MIND C.T.I. LTD.
Industrial Park, Building #7
Yoqneam 20692, Israel

September 20, 2010

VIA EDGAR AND FACSIMILE

Stephen Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MIND C.T.I. Ltd. (the “Company”)
Form 6-K filed on March 15, 2010
Form 6-K filed on May 20, 2010
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed June 22, 2009 (the “Filing”)
File No. 000-31215

Dear Mr. Krikorian:

The purpose of this letter is to respond to your letter of September 10, 2010 with respect to the captioned filings.

Form 6-K filed on March 15, 2010

1.           We note that you present non-GAAP operating income for your fourth quarter of 2009 and for the year ended December 31, 2009. Tell us how you considered providing the required disclosures under Item 10(e) of Regulation S-K.

United States Securities and Exchange Commission

September 20, 2010

Response:

In the press release attached to the captioned Form 6-K, the Company presented non-GAAP operating income and, in the immediately subsequent bullet point, presented GAAP operating income, the most directly comparable financial measure calculated pursuant to GAAP. Between these two figures appears the quantitative reconciliation between them, viz., amortization of intangible assets and equity-based compensation expense.  The Company believes that this disclosure complies with Regulation G.  In preparing this letter, the Company noticed that the incorporation by reference language in the captioned Form 6-K incorporates the entire Form 6-K into the Company's registration statements on Form S-8.  The Company intended to incorporate by reference only the GAAP financial statements attached to the 6-K and will carefully draft the incorporation by reference language in its future filings so as not to incorporate non-GAAP figures by reference into registration statements without the additional requisite disclosure.

Form 6-K filed on March 20, 2010

Exhibit 2

Consolidated Statements of Operations, page F-5

2.           We note that you break-out your revenues by sales of licenses and services. Tell us how you considered similarly breaking out your cost of revenues by sales of licenses and services. Refer to Rule 5-03(b)(2) of Regulation S-X.

Response:

For the year ended December 31, 2009, the Company's revenues comprised of $6.1 million of license sales and $11.4 million of service sales.  Its cost of revenues comprised of approximately $0.5 million of cost of license sales and approximately $5.9 million of cost of service sales.  The Company's cost of license sales is comprised mainly of third-party hardware costs and third-party license fees and its cost of service sales is comprised mainly of employment cost related to delivery of services and third-party software and hardware maintenance fees.  In future filings, the Company will break out the cost of revenues by sales of licenses and services.

Form 20-F for the Fiscal Year ended December 31, 2009

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Goodwill and Other Intangible Assets, page 38

3.           We have reviewed your goodwill and intangible assets policy. Please consider expanding your disclosures in future filings for the items noted below:

•           Amount of goodwill allocated to each reporting unit;

United States Securities and Exchange Commission

September 20, 2010

•           Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•           Description of the methods and key assumptions used and how the key assumptions were determined;

•           Discussions of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•           Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

In its future filings, the Company will expand its disclosure for the items noted above.

B.           Liquidity and Capital Resources, page 41

4.           We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. For example, your current disclosures do not explain the decrease in accounts receivable from December 31, 2008 to December 31, 2009. Please tell us how you considered the guidance in Section IV.B.1 of SEC Release 33-8350.

Response:

In preparing its Form 20-F, the Company considered the guidance in Section IV.B.1 of SEC Release 33-8350.  The Company focused as required on the primary drivers and material factors and concluded that there had been no material variability in historical cash flows except as a result of decreases in total revenue and timing of collections, which the Company described on a net basis.  The Company also concluded that the underlying sources of its consistent trend of positive cash flow from operations did not change.  There were no material changes in the Company's operations, and the Company did not carry any inventory (which is sometimes a factor in cash flow fluctuations).  Fiscal 2009 was an extraordinary year for the Company, as the settlement of its large ARS claim had a significant impact on its financial condition. The Company disclosed this settlement in multiple places on its Form 20-F, including under "Liquidity and Capital Resources". The Company's share repurchase program and dividends also impacted cash flow in a material way and were disclosed in the Form 20-F.  In future filings, the Company will also describe the less material factors that affected its cash flows.

ITEM 15T. Controls and Procedures

United States Securities and Exchange Commission

September 20, 2010

Disclosure Controls and Procedures, page 73

5.           Your state that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures are "effective to alert them on a timely basis to material information required to be included in [y]our periodic reports with the SEC." This effectiveness conclusion is stated in terms are more limited in scope than the definition of "disclosure controls and procedures" set forth in Exchange Act Rule 13a-15(e). In your response letter, please tell us whether the effectiveness conclusion of the principal executive officer and principal financial officer were made with respect to the company's controls and procedures as that term is defined in Rule 13a-15(e). Provide conforming disclosure in future filings. Alternatively, you may simply conclude in future filings that your disclosure controls and procedures are effective or ineffective, whichever the case may be, without providing any part of the definition.

Response:

The Company confirms that the effectiveness conclusion of the Company's principal executive officer and principal financial officer were made with respect to the Company's "disclosure controls and procedures" as that term is defined in Rule 13a-15(e).  In future filings, the Company will not include language that appears to limit the scope of the definition of "disclosure controls and procedures".

Item 16F. Change in Registrant's Certifying Accountant, page 77

6.           We note your disclosure that Brightman Almagor Zohar replaced Kesselman & Kesselman. This disclosure is unclear as to whether the former accountants resigned, declined to stand for re-election or were dismissed. Tell us how you considered Item 16F(a)(1)(i) of Form 20-F.

United States Securities and Exchange Commission

September 20, 2010

Response:

At the Company's 2008 annual meeting of shareholders, the Company's shareholders elected Kesselman & Kesselman for a term ending at the close of the Company's 2009 annual meeting of shareholders.  The Company's audit committee and board of directors decided not to recommend the re-election of Kesselman & Kesselman to its shareholders at the 2009 annual meeting of shareholders, and Brightman Almagor Zohar was elected in its place.  Since Kesselman & Kesselman was not formally dismissed by the Company, the Company used the term "replacing" in its Form 20-F to describe this situation.

To clarify that the initiative for this replacement was taken by the Company, in its annual report on Form 20-F for the year ending December 31, 2010, the Company will substitute the first paragraph of Item 16F with the following:

"At our annual general meeting held on April 6, 2009, our shareholders approved the recommendation of our audit committee and board of directors not to re-elect Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as our independent auditor and elected  Brightman Almagor Zohar, certified public accountants in Israel and a member of Deloitte Touche Tohmatsu, in its place."

Item 18. Financial Statements, page 78

7.           We note that you have not included your financial statements in your Form 20-F, but rather incorporate them by reference to your Form 6-K that was furnished on May 20, 2010. It is unclear to us why you have not included your financial statements in your Form 20-F. Tell us how you have considered paragraph E(c) to the general instructions to Form 20-F. Please advise or amend your Form 20-F accordingly.

Response:

The Company respectfully reads the paragraph E(c) to the general instructions to Form 20-F to refer to the required content of the financial statements included in Form 20-F (such as whether the financial statements must comply with Item 17 or Item 18 of Form 20-F).  However, paragraph B(b) to the general instructions to Form 20-F provides that Regulation 12B under the Securities Exchange Act of 1934 applies to Form 20-F.  This includes Rule 12b-23, which permits incorporation by reference of financial statements, subject to certain conditions.  The Company understands that the condition in Rule 12b-23(a)(3)(iii), regarding information filed on Form 8-K, may be met by a foreign private issuer by filing the information on Form 6-K.  In addition, the possibility of incorporating financial statements by reference is expressly acknowledged in Item 19 to Form 20-F, which provides that the incorporation by reference should be included in the exhibit list required by Item 19.  In future filings, if the Company elects to incorporate financial statements by reference, it will also include the incorporation by reference in the exhibit list under Item 19.

Exhibit 12.1

United States Securities and Exchange Commission

September 20, 2010

8.           We note that you include the title of the certifying officer in the first line of your certification. In future filings, please remove this title. Refer to paragraph 12 of the Instructions as to Exhibits of Form 20-F. Similar concerns apply to your Exhibit 12.2.

Response:

In future filings, the Company will not include the titles of the certifying officers in the certifications required by paragraph 12 of the Instructions as to Exhibits of Form 20-F.

9.           We note that you have omitted the disclosure related to your responsibility for establishing and maintaining internal control over financial reporting in the introductory language to paragraph 4. Please revise your certification accordingly. Refer to paragraph 12 of the Instructions as to Exhibits of Form 20-F. Similar contents apply to your Exhibit 12.2.

Response:

The Company acknowledges that the disclosure referring to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting was inadvertently omitted from the introductory language to paragraph 4.  The Company will ensure that such language is included in the certifications filed with its future filings.  The Company notes that such responsibility was disclosed in Item 15T of its Form 20-F and is also presumed by the various subparagraphs of paragraph 4 of the certifications, which state that the certifying officer designed, evaluated and disclosed changes in the Company's internal control over financial reporting.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the captioned filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the captioned filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our response provided above. Please call me at +972-4-993-6536, if you have any questions or require additional information.

United States Securities and Exchange Commission

September 20, 2010

Respectfully, MIND C.T.I. LTD.

By:	/s/ Aviram Cohen
Aviram Cohen
Acting Chief Financial Officer